Jeff Ferrell Work History

Macrofy, Inc.
CEO
July 2021 – present

Sam's Club
Merchant, Frozen Foods
2018 – 2021

Walmart
Sr. Manager II
2017 – 2018

Sam's Club
Sr. Manager II
2016 – 2017